October 2, 2019

Glenn Mattes
President and Chief Executive Officer
TFF Pharmaceuticals, Inc.
2801 Via Fortuna, Suite 425
Austin, Texas 78746

       Re: TFF Pharmaceuticals, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 27, 2019
           File No. 333-233378

Dear Mr. Mattes:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed September 27, 2019

Exhibits

1. Please provide an opinion of counsel that addresses whether the warrants constitute a binding obligation of the issuer under the law of the jurisdiction governing the warrants.
      For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.
        You may contact Christine Torney at 202-551-3652 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Daniel K. Donahue - Greenberg Traurig, LLP